October 28, 2004

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Feldman Mall Properties, Inc. Registration Statement on Form S-11 Filed on August 13, 2004 Registration No. 333-118246

Dear Mr. Shady:

On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the “Company”), enclosed please find copies of graphics, photographs and other artwork that the Company plans to include in the prospectus. We are supplementally providing the enclosed as requested in connection with Comment 5 of the staff of the Securities and Exchange Commission, received by letter dated September 10, 2004, with respect to the Registration Statement on Form S-1l (Registration No. 333-118246) (the “Registration Statement”) filed by the Company on August 13, 2004.

Should you have any questions or require further information, please do not hesitate to contact me at 212-878-8232.

Sincerely,

/s/ Beth A. Santo

Beth A. Santo, Esq.

cc:	Jay L. Bernsteinn